Exhibit 12.1

TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Nine months ended September 30,
	2017	2016
Earnings:
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests (1) (2)	$39,628	$171,013
Add:
Distributed income of unconsolidated joint ventures	8,128	10,571
Amortization of capitalized interest	533	477
Interest expense	49,496	44,200
Portion of rent expense - interest factor	1,793	1,729
Total earnings	99,578	227,990

Fixed charges:
Interest expense	49,496	44,200
Capitalized interest and capitalized amortization of debt issue costs	2,089	1,782
Portion of rent expense - interest factor	1,793	1,729
Total fixed charges	$53,378	$47,711

Ratio of earnings to fixed charges	1.9	4.8

(1)
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests for the period ended September 30, 2017, includes a $6.9 million gain on the sale of our outlet center in Westbrook, Connecticut and a $35.6 million loss on early extinguishment of debt related to the early redemption of senior notes due 2020.

(2)
Income before equity in earnings (losses) of unconsolidated joint ventures and noncontrolling interests for the period ended September 30, 2016, includes gain on previously held interest in acquired joint ventures of $95.5 million associated with the acquisition of our Savannah and Westgate joint ventures, a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida and $1.4 million gain on the sale an outparcel at our outlet center in Myrtle Beach, South Carolina located on Highway 501.